Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

Date: August 20, 2020

Analog Devices CEO Vincent Roche Interview on “Mad Money”

CNBC

19 August 2020

Transcript:

Jim Cramer: After about half a year of anemic merger activity last month, we learned that Analog Devices, one of our favorites, the big semiconductor company with exposure to cars, aerospace, defense, consumer products, telecommunications, especially the Internet of Things, is acquiring Maxim Integrated Products for $21 billion in stock. This was a wow for me. I wanted to hear from these guys ever since this transaction was announced. Semiconductors are one of the hottest parts of the market. And this combination will make Analog Devices an even bigger player in high performance analog chips. Now we know the company is in good shape, they pre-announced some great numbers in mid-July when they put the deal together. And then they beat the already raised estimates when they reported their full results today. But what’s the future like after the Maxim Integrated Products deal? Let’s drill down with Vince Roche, he’s the president and CEO of Analog Devices, to get a better sense of the quarter and the massive acquisition. Mr. Roche, welcome back to Mad Money.

Vincent Roche, Analog Devices CEO: Thank you, Jim. Great to be here.

Jim Cramer: I’ve got to tell you, Vince, I love your mosaic of business. We’re talking consumer, automotive, industrial communications. But it looks like this communications part is an annuity stream. You are embedded in pretty much everything that’s coming 5G. I don’t know anyone who has more, let’s say just an annuity stream than you do in 5G. How did you get that?

Vincent Roche, Analog Devices CEO: Well, thank you. Well, it’s over multiple generations, Jim. We’ve been playing the base station market. We play in the radio parts and we’ve been playing in the base station markets since—actually since 1G. I’ve been with the company for 30 plus years. So, I’ve been involved in 2G, 3G, 4G and now 5G. So, it’s accumulated expertise and knowledge, an increasingly complex suite of technology, sophisticated technologies that we bring to bear. So, a lot of domain know-how, knowledge as to how to build these radios in a format that, you know, increases performance generation by generation, decreases power, decreases cost, decreases footprint. So, it’s accumulated knowledge and capability over decades.

Jim Cramer: And I know that with Maxi, it’s only going to get better. One of the things that I loved about your deck when the deal came out is that 4G to 5G is equal to four times the content opportunity for your company. I mean, I think that this is how we’re going to be thinking of Analog, even though there’s other things I like just as much.

Vincent Roche, Analog Devices CEO: Yeah, well, each generation becomes more complex and there are many, many more channels for radio in a 5G system versus a 4G system. You’ve got massive MIMO, these antenna systems—being steering systems. 5G also has microwave technology for point to point communication. So, it’s a huge upgrade in terms of the opportunity for the company. And we’re very, very well-positioned with the technologies to be able to spend the gigahertz spectrum right down into the bits.

Jim Cramer: Another thing that I like, it’s not what people want to talk about, but I want to talk about. I don’t think automotive is going to be kept down for long. I think automotive is about to be the next leg of this bull market if automotive comes back. There’s a tremendous amount of business that Analog will do, correct?

Vincent Roche, Analog Devices CEO: Well, that’s correct. We focus on the carbon electronics, we focus on the electric vehicle, for example, and we have a lot of great power management technologies that we bring to bear. So, you know, there is increasing content. Semiconductors and software are really the future of cars. That’s the way to think about it. So, all the intelligence, the whole bedrock of what’s in the car in terms of the user experience, the intelligence, the driving experience, that is all being, if you like, enabled by semiconductors and software these days. So, that content is increasing year by year. And, you know, we play at the interface between the physical world and the digital world. There are more and more sensors being used, more and more actuation being done. So, we see it as a great opportunity for ADI and a great intersection between the technologies we have and the needs of the car companies.

Jim Cramer: Right now, we know that the future belongs to the electric vehicle. All of our viewers are possessed by this and they all want me to recommend EV-play, so to speak. I want to do a company that’s kind of the, let’s say, the arms version, which is battery management. You guys own battery management. That’s in all EV cars.

Vincent Roche, Analog Devices CEO: We have a very strong position, we are the provider of the highest performance, the most accurate measurement of the battery charge and the battery state, and we’re on our fifth generation now. We’ve just introduced a wireless version of that metrology system, which enables the reduction of wiring harnesses, for example, in the battery, takes the weight down, takes reliability up, takes cost down. And it enables the configuration of these battery systems in many, many different formats. So, I see many generations, many years of upside as the penetration of the electric car these days, as you know, is quite small as a portion of overall car. I think we have a long way to go in the very early innings of the electric car. But my sense is, over the next 10 years, perhaps 20% of vehicles will be electric from kind of 1% to 2% today.

Jim Cramer: And one last thing, everyone seems to be on these earnings calls captivated by your China exposure and what’s at stake. I think that’s actually a reason why your stocks not higher. People should forget about that. What they should be thinking about is that you’re indispensable, not that you’re a political football. I don’t know why they drill down on that. Do you agree with my analysis?

Vincent Roche, Analog Devices CEO: I think that’s correct. We’re an innovation centric company. We’ve been innovating for 55 years and we are highly diversified geographically from a product standpoint. We have 45, 50,000 product SKUs. We serve many, many hundreds of different applications. And wherever high performance, Analog is needed, irrespective of the geography, we’ll be there. So my sense is perhaps people are paying too much attention to the China exposure, but we are ubiquitous and pervasive in all applications at the high end.

Jim Cramer: Well, I think this deal is going to be as fabulous as the last couple, which I recommended then each time, because you are so good at this. Vince Roche is the president and CEO of Analog Devices. Great to see you, sir.

Vincent Roche, Analog Devices CEO: Thank you, Jim. Good to see you too.

Jim Cramer: If you want a lower risk semiconductor company that’s just going to go up over time, its Analog Devices. ADI. I used to just say that about Texas Instruments, but these guys had done some great acquisitions and it is going to make them grow faster.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets; erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic, product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their respective expected tax rates based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and joint proxy statement/prospectus that was filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, on August 17, 2020, ADI filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of ADI and Maxim and that also constitutes a preliminary prospectus of ADI (the “preliminary joint proxy statement/prospectus”). If and when the registration statement becomes effective and the preliminary joint proxy statement/prospectus is in definitive form (the “definitive joint proxy statement/prospectus”), the definitive joint proxy statement/prospectus will be mailed to shareholders of ADI and stockholders of Maxim. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus, or any other document that ADI or Maxim have or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, DEFINITIVE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should carefully read the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.